SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Trans World Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89336R207
(CUSIP Number)
Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89336R207	13D/A1	Page 2 of 5

1	NAME OF REPORTING PERSON
Neil S. Subin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,129,229
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,129,229
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,129,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%[1]

14	TYPE OF REPORTING PERSON*
OO

1 The percentage reported in this Schedule 13D/A is based upon 8,879,011 shares of common stock as described in Item 5 of the Statement on Schedule 13D filed on behalf of Neil S. Subin, dated and filed January 24, 2018.

SCHEDULE 13D/A1

This constitutes Amendment No.1 to the Statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Neil S. Subin (“Mr. Subin” or the “Reporting Person”), dated and filed January 24, 2018 (the “Statement”), relating to the common stock (the “Common Stock” or “Shares”) of Trans World Corporation (the “Company” or the “Issuer”). The company’s principal executive offices are located at 545 Fifth Avenue, Suite 940, New York, New York 10017. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

As reported by the Company on March 8, 2018, on March 2, 2018, the Company and Parent entered into Support Agreements (the “Support Agreements”) with the following shareholders of the Company: (i) LIM III – Trust A-4, MBM-Trust A-4, Milfam II L.P., LIMFAM LLC, Milfam LLC and Lloyd I. Miller, IRA (the “Miller Holders”); (ii) Value Partners, Ltd.; and (iii) Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. (collectively, the “Principal Shareholders”)2. The Support Agreements, among other things, (a) require the Principal Shareholders to execute the Merger Consent (as defined below), (b) require that in the event of a shareholder meeting such Principal Shareholders will vote in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any adverse proposal, (c) appoint Parent or its designee as such Principal Shareholders’ proxy and attorney-in-fact to vote such Principal Shareholders’ shares in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any adverse proposal, and (d) restrict the transfer of such Principal Shareholders’ shares.

On March 2, 2018, following execution of the Merger Agreement, the Miller Holders delivered written consents adopting the Merger Agreement and approved the transactions contemplated thereby, including the Merger (the “Merger Consent”).

The foregoing description of the Support Agreements, the Merger and the Merger Agreement is qualified in its entirety by reference to the Support Agreements and the Merger Agreement, forms of which were filed as Exhibits 10.1 and 2.1 to the 8-K and which are incorporated herein by reference.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Subin may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

2 Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Support Agreements.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits:

Item 7 of the Statement is hereby amended as follows:

Exhibit 99.1	Support Agreement dated as of March 2, 2018 (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on March 8, 2018 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2018

By: /s/ Neil S. Subin

Neil S. Subin